jowell global LTD.

VIA EDGAR

March 11, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tatanisha Meadows
Adam Phippen Scott Anderegg Lilyanna Peyser

Re:	Jowell Global Ltd. (CIK No. 0001805594)
Request for Acceleration
Registration Statement Form F-1, as amended (File No. 333-250889)
Registration Statement on Form 8-A (File No. 001-40145)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Jowell Global Ltd (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended (the “Form F-1 Registration Statement”) be accelerated to, and that the Form F-1 Registration Statement become effective at, 4:00 p.m., Eastern Time on March 16, 2021, or as soon thereafter as practicable.

The Company also requests that the above-referenced Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), covering the ordinary shares of the Company, be declared effective concurrently with the Form F-1 Registration Statement (the “Form 8-A Registration Statement”, together with the Form F-1 Registration Statement, the “Registration Statements”).

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, FisherBroyles, LLP.

The Company understands that the representative of the underwriters, on behalf of the prospective underwriters of the offering, have joined in this request in a separate letter filed with the Securities and Exchange Commission (the “Commission”) today.

The Company hereby acknowledges the following:

●	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Jowell Global Ltd.

By:	/s/ Zhiwei Xu
Name:	Zhiwei Xu
Title:	Chief Executive Officer and Chairman of the Board of the Directors